Via Facsimile and U.S. Mail
Mail Stop 6010

December 4, 2006

Mr. Marshall Sterman
Chief Executive Officer
68 Phillips Beach Ave.
Swampscott, MA 01907

Re: Bellacasa Productions, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 13, 2006
File No. 0-49707

Aquamer, Inc
Form 10-SB
Filed November 20, 2006
File No. 0-52327

Dear Mr. Sterman:

We have limited our review of your filings to the issues we have addressed in our comments. You should amend your documents in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>**Preliminary Information Statement on Schedule 14C**</u>

1. Prior to mailing, please file a revised preliminary information statement to:

- update the financial statements and pro forma financial information of Bellacasa Productions, Inc. as required by Item 310(g) of Regulation S-B; and to

- include the audited annual and unaudited interim financial statements of Aquamer, Inc. for the same periods as those of Bellacasa Productions, Inc.

Form 10

2. Please amend the Form 10-SB to include audited annual and unaudited interim financial statements of Aquamer, the registrant, as specified by Item 310(a) and (b) of Regulation S-B. Please refer to Item 310(g) of Regulation S-B for the age of financial statement requirements. If you are unable to provide these financial statements and file an amendment via EDGAR prior to the date that the Registration Statement will become effective by operation of law on January 9, 2006, please consider withdrawing the Form 10SB prior to effectiveness and filing a new Form 10-SB when you can provide the required financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant

Cc: Brian A. Pearlman